

August 30, 2021

Tan Tran
Chief Executive Officer
Vemanti Group, Inc.
7545 Irvine Center Dr., Ste 200
Irvine, CA 92618

      Re: Vemanti Group, Inc.
          Registration Statement on Form 10-12G
          Filed April 9, 2021
          File No. 000-56266

Dear Mr. Tran:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Cassi Olson